UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2)*

Innovative Solutions and Support, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45769N-10-5

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 45769N-10-5

1.	Names of Reporting Persons Geoffrey S. M. Hedrick

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,650,467

	6.	Shared Voting Power 408

	7.	Sole Dispositive Power 3,650,467

	8.	Shared Dispositive Power 408

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,650,875

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 21.8%

12.	Type of Reporting Person IN

CUSIP No. 45769N-10-5

Item 1	(a).	Name of Issuer: Innovative Solutions and Support, Inc. (the “Company”)
Item 1	(b).	Address of Issuer’s Principal Executive Offices: 720 Pennsylvania Drive, Exton, Pennsylvania 19341

Item 2	(a).	Name of Person Filing: Geoffrey S. M. Hedrick
Item 2	(b).	Address of Principal Business Office or, if None, Residence: c/o Innovative Solutions and Support, Inc. 720 Pennsylvania Drive, Exton, Pennsylvania 19341
Item 2	I.	Citizenship: United States
Item 2	(d).	Title of Class of Securities: Common Stock, $.001 par value
Item 2	(e)	CUSIP Number: 45769N-10-5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3I(14) of the Investment Company Act;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 45769N-10-5

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 3,650,875
(b) Percent of class: 21.8%, based upon 16,743,209 shares of common stock outstanding as of January 20, 2009 as reported in the Company’s Proxy Statement.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 3,650,467
(ii) Shared power to vote or to direct the vote 408
(iii) Sole power to dispose or to direct the disposition of 3,650,467
(iv) Shared power to dispose or to direct the disposition of 408

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. 45769N-10-5

Item 10.	Certifications.
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/05/2009
Date
/s/ Geoffrey S. M. Hedrick
Signature
Geoffrey S. M. Hedrick
Name/Title